Exhibit (a)(5)(i)

THE GABELLI UTILITY TRUST Investor Relations Contact: David Schachter (914) 921-5057 dschachter@gabelli.com

Press Release

For Immediate Release

GABELLI UTILITY TRUST

TO COMMENCE EXCHANGE OFFER

FOR SERIES B AUCTION MARKET PREFERRED SHARES

Rye, NY – September 6, 2023 – The Board of Trustees of The Gabelli Utility Trust (NYSE: GUT) (the “Fund”) has authorized an exchange offer (the “Offer”) for all of the Fund’s outstanding Series B Auction Market Preferred Shares (the “Series B Preferred Shares”).

Under the terms of the Offer, which is anticipated to commence in early September, owners of the Series B Preferred Shares may exchange their Series B Preferred Shares for newly-issued promissory notes (the “Notes”) at the exchange ratio of $912 per $1,000 of liquidation preference of Series B Preferred Share validly tendered and not withdrawn pursuant to the Offer. For holders that tender Series B Preferred Shares that are accepted for exchange, all accrued and unpaid dividends on such Series B Preferred Shares as of the expiration of the Offer will be paid in cash.

The Notes will have a maturity date of December 31, 2024, will pay interest monthly at an annual rate of 5.25%, and will require 300% asset coverage under the Investment Company Act of 1940, as amended. If the Offer is commenced and 100% of the Series B Preferred Shares are exchanged, the Fund’s leverage associated with its common stock will be reduced to 23% and will require increased asset coverage.

The terms and conditions of the Offer will be set forth in the Offer to Exchange and the accompanying Letter of Transmittal and related documents, each as may be amended or supplemented from time to time. As soon as the Offer commences, the Fund will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, which will include the Offer to Exchange and the Letter of Transmittal.

Important Notice

This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any Series B Preferred Shares. The offer to exchange Series B Preferred Shares for Notes is being made only pursuant to an offer on Schedule TO. SERIES B PREFERRED SHAREHOLDERS ARE URGED TO READ THE OFFER TO EXCHANGE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SERIES B PREFERRED SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SERIES B PREFERRED SHARES. Holders of Series B Preferred Shares may obtain a free copy of any of these statements and other documents after they are filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund by calling 800-GABELLI (800-422-3554), visiting www.gabelli.com, or emailing ClosedEnd@gabelli.com.

About The Gabelli Utility Trust

The Gabelli Utility Trust is a diversified, closed-end management investment company with $295 million in total net assets whose primary investment objective is to seek long-term growth of capital and income by investing primarily in utility companies involved in the generation and distribution of electricity, gas, and water. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (OTCQX: GAMI).

Investors in the Fund should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information about the Fund is available by calling 800-GABELLI (800-422-3554), visiting www.gabelli.com, or emailing ClosedEnd@gabelli.com.

NYSE – GUT

CUSIP – 36240A101

For information:

David Schachter

(914) 921-5057